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                                                                      Exhibit 19

                 IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
                     COUNTY DEPARTMENT, CHANCERY DIVISION


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                                   :
ROBIN FERNHOFF,                    :
                                   :
         Plaintiff,                :  No. 97CH14195
                                   :
     -against-                     :
                                   :
SAFETY KLEEN CORP., PAUL SCHRAGE,  :  CLASS ACTION COMPLAINT
DONALD BRINCKMAN, RICHARD T.       :  ----------------------
FARMER, MARCIA WILLIAMS, GORDON    :
WOOD, RUSSELL GWILLIM, EDGAR       :
JANNOTTA and KARL OTZEN,           :
                                   :
             Defendants.           :
                                   :
                                   :
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          Plaintiff, by her attorneys, alleges upon information and belief, except as to paragraph 1 which plaintiff alleges upon knowledge, as follows:

          1. Plaintiff Robin Fernhoff was at all times relevant hereto a shareholder of defendant Safety Kleen Corp. ("Safety Kleen" or the "Company").

          2. Defendant Safety Kleen is a corporation duly organized and existing under the laws of the State of Wisconsin, with its principal offices located at 1000 North Randall Road, Elgin, Illinois. Safety Kleen is in the business of servicing and maintaining equipment and parts for auto service stations and other industries, supplies materials and services to the automotive paint and body repair market, and reclaims waste solvents for large industrial users and dry cleaners. As of September 6, 1997, the Company had more than 58 million shares of common stock outstanding which trade on the New York Stock Exchange. Safety Kleen conducts business in this County.
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          3. Defendants Paul Schrage, Donald Brinckman, Richard T. Farmer,
Marcia Williams, Gordon Wood, Russell Gwillim, Edgar Jannotta and Karl Otzen are directors of the Company and are referred to herein as the "Individual Defendants."

          4. As officers and/or directors of Safety Kleen, the Individual Defendants have a fiduciary relationship and responsibility to plaintiff and the other minority shareholders of Safety Kleen and owe to plaintiff and the other class members the highest obligations of good faith, loyalty, fair dealing, due care and candor.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

          5. Plaintiff brings this action on her own behalf and as a class action pursuant to Section 2-801 of the Rules governing the Courts of the State of Illinois, on behalf of all common shareholders of Safety Kleen, or their successors in interest, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are the defendants and their affiliates.

          6. This action is properly maintainable as a class action because:

               a. The Class is so numerous that joinder of all members is impracticable. There are thousands of Safety Kleen shareholders of record who are located throughout the United States;

               b. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members, including: whether

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defendants have engaged or are continuing to act in a manner calculated to harm
Safety Kleen's minority shareholder; and whether plaintiff and the other Class members would be irreparably damaged if the defendants are not enjoined in the manner described below;

               c. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protects the interests of the Class; and

               d. Plaintiff anticipates that there will be no difficulty in the management of this litigation.

          7. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this controversy.

                               CLAIM FOR RELIEF
                               ----------------

          8. Safety Kleen, a provider of environmental control services to auto service stations and others, has in the recent past suffered from marginal financial performance, nominal growth and has been criticized for poor management and depressed stock price performance. Despite its poor performance, the Company has become an attractive acquisition candidate by reason of hidden value in its businesses and synergies available to acquisition partners. As set forth below, despite the fact that opportunities for strategic transactions which are in the best

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interests of shareholders have now arisen, Safety Kleen's Board of Directors
(the "Board") has failed to negotiate with potential buyers and has otherwise entrenched itself. These acts, which violate the defendants' fiduciary duties to the minority shareholders, also are directly contrary to public representations by the Company which assured equity owners that management would explore all alternatives which would maximize value.

          9. Indeed, in a press release, dated August 8, 1997, Safety Kleen announced that its President and Chief Executive Officer, John Johnson, had resigned effective immediately. Commenting on Johnson's sudden resignation, Safety Kleen spokesman Paul Wyche said "there were a number of factors involved
 . . . . The board took a look at historical performance and looked at performance today and were quite concerned about shareholder value." Safety Kleen also announced that it was exploring "strategic options" and had retained William Blair & Co. to explore those options.

          10. Maureen Fisk, a Safety Kleen spokesperson, said that Safety Kleen's board was not satisfied with the speed of recent efforts to boost profits. She also said that Safety Kleen "had plans for new business and goals we haven't met" and called Johnson's resignation "a mutual decision." These announcements were a strong indication that Safety Kleen now was positioning itself for improved financial performance and made it a likely acquisition candidate because of the depressed levels at which the common shares were trading.

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          11. On August 13, 1997, Standard & Poor's Credit Wire announced that it had revised the outlook on Safety Kleen to "developing" from "positive" following Safety Kleen's recent disclosures.

          12. During August and September, 1997, Safety Kleen's stock price consistently increased in response to the Company's improving financial condition and the possibility of an offer being made for Safety Kleen. By September 25, 1997, Safety Kleen stock closed at $23.8125 per share.

          13. On November 1, 1997, Dow Jones reported that bidders including Laidlaw Environmental Services, Inc. ("Laidlaw") had made expressions of interest to acquire Safety Kleen. As set forth in a letter dated November 3, 1997 from Laidlaw to Safety Kleen, however, the Company's Board has failed to act diligently and has failed to inform itself as to the terms of this and other potential transactions. According to the correspondence, since Safety Kleen's "August 8th announcement that [Safety Kleen] would explore strategic alternatives to enhance shareholder value, [Laidlaw has] sought unsuccessfully, directly through phone calls to [Donald Brinckman, Safety Kleen's Chairman and Chief Executive officer] and indirectly through [Safety Kleen's] advisors, to meet with [Safety Kleen] to pursue the combination of [the two] companies." The correspondence, signed by Laidlaw's Chairman James Bullock, further details the Board's lack of responsiveness and sets forth a specific acquisition proposal which the Board has, as of this date, failed to consider:

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          Six weeks ago, at the request of your financial advisor, we submitted a preliminary merger proposal to which you have yet to respond. Needless to say, we are frustrated by your continuing unwillingness to engage in constructive dialogue.

                                     * * *

          As you are aware, your advisors have insisted that we sign an agreement that would permit us to propose strategic alternatives that maximize value for your shareholders only if you "shall have requested in writing in advance of the submission of such proposal". We have made clear on numerous occasions our willingness to sign a confidentiality agreement that protects nonpublic information you choose to share with us. In light of our experience to date, however, we will not sign any agreement that does not ensure that your shareholders have the opportunity to consider our offer and to maximize the value of their stock.

          In response to your continuing unwillingness to meet or commence discussions with us in a meaningful way, our Board of Directors today authorized and directed senior management of Laidlaw Environmental Services, Inc. to pursue the acquisition of Safety-Kleen Corp.

                                     * * *

          Our offer for each share of Safety-Kleen Corp. is a combination of $14.00 in cash and 2.4 common shares of Laidlaw Environmental Services, Inc. stock. This represents approximately an 18.2% premium to Safety-Kleen's closing price on Friday and a 46% premium to Safety-Kleen's trading price prior to your August 8th announcement. Please note that our offer is not subject to due diligence or a financing contingency. We have fully committed financing sufficient to complete the combination. We believe our offer represents a full and fair price based on the publicly available information we have reviewed. However, should you be willing to meet with us, we are prepared to consider any additional information you may wish to provide that demonstrates that a higher

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          valuation is warranted. We continue to prefer a negotiated transaction.

                                     * * *

          We believe it is in the best interests of our companies to proceed immediately to negotiate a definitive agreement, containing customary public company terms and conditions, and to consummate a transaction by year-end. Given the importance we place on this combination, we are prepared to commit the resources necessary to see its timely completion. We and our advisors would be pleased to meet you and your advisors in Chicago either later today or tomorrow to complete the necessary papers.

          14. On November 4, 1997, Safety Kleen issued a press release confirming that it had received an offer to be acquired by Laidlaw for $14 in cash and 2.4 Laidlaw common shares for each share of Safety Kleen. Laidlaw's common stock closed at $5 per share on November 4, 1997, making its offer for Safety Kleen worth approximately $26 per share, representing a significant premium to Safety Kleen's closing price before the offer was announced and a 46% premium to Safety Kleen's trading price before the Company's August 8th announcement that it was exploring strategic alternatives.

          15. Safety Kleen's response to the offer represents the continuation of an improper and unlawful course of conduct commenced by the management of Safety Kleen to favor their own interests over the interests of the public stockholders who own the large majority part of the shares of the Company. These acts of Safety Kleen management compel the conclusion that their primary interest is to protect their positions and perquisites, and that the Director Defendants have in the past and will

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continue to reject and oppose even bona fide and fair offers and negotiations to acquire Safety Kleen.

          16. By failing to discuss acquisition proposals with legitimate potential acquirers, such as Laidlaw, the defendant Directors have not acted in the best interests of Safety Kleen stockholders.

          17. It is the Defendants fiduciary obligation to take any steps necessary to maximize stockholder value, including, but not limited to cooperating with any person or entity, such as Laidlaw, having a bona fide interest in proposing any transaction which would maximize stockholder value, including but not limited to a buyout or takeover of the Company.

          18. In refusing to give fair consideration to Laidlaw's interest in acquiring Safety Kleen, defendants have violated their fiduciary duties owed to the public stockholders of Safety Kleen and instead, have acted to put their own personal interests ahead of the interests of the rest of Safety Kleen's public stockholders. They have used and are using their control positions as officers and directors of Safety Kleen for the purpose of entrenching themselves in their offices, to the detriment of plaintiff and the other members of the Class.

          19. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

               a. Undertake an appropriate evaluation of Safety Kleen's worth as an acquisition candidate;

               b. Act independently so that the interests of Safety Kleen's minority shareholders will be protected;

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               c. Take all appropriate steps to enhance Safety Kleen's value and attractiveness as a merger/acquisition candidate;

               d. Take all appropriate steps to effectively expose Safety Kleen to the marketplace in an effort to create an active auction for Safety Kleen, including but not limited to engaging in serious negotiations with Laidlaw or its representatives; and

               e. Adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Safety Kleen's minority shareholders.

          20. As a result of defendants' failure to take such steps to date, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their proportionate share of the value of the Company's assets and business, and have been and will be prevented from obtaining a fair price for their common stock.

          21. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

          22. Plaintiff and the other members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff prays for judgment and relief as follows:

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          A.  Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

          B. Ordering defendants to carry out their fiduciary and other duties to plaintiff and the other members of the Class including but not limited to announcing their intention to:

               (1) cooperate fully with any person or entity having a bona fide interest in proposing any transaction which would maximize stockholder value, including but not limited to a buyout or takeover of the Company; and

               (2) undertake an appropriate evaluation of Safety Kleen's worth as a merger/acquisition candidate.

          C. Entering an order requiring defendants to take the steps set forth hereinabove;

          D. Awarding costs and disbursements, including plaintiff's counsel's fees and experts' fees; and

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          E.  Granting such other and further relief as to the Court may seem just and proper.

Dated:  November 6, 1997



                                  SCHIFFRIN & CRAIG, LTD.

                                  By:
                                      ----------------------------------
                                        Michael D. Craig
                                        William M. Sweetnam
                                        Khalil Cox
                                        SCHIFFRIN & CRAIG, LTD.
                                        750 West Lake-Cook Road
                                        Suite 190
                                        Buffalo Grove, Illinois 60089
                                        (847) 419-7700

                                        Counsel for Plaintiff

OF COUNSEL:

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP
Vincent R. Cappucci
Robert S. Gans
1285 Avenue of the Americas
New York, NY 10019
(212) 554-1400

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